Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.   INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; the timing of the completion of the proposed transaction; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of UAL’s and Continental’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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The following email was first distributed to a number of individuals and organizations on May 27, 2010.  Each email was accompanied by one of the form letters included herein.

Dear [NAME],

Thank you for your interest in the proposed merger of United Airlines and Continental Airlines.

I have attached a sample letter of support for your consideration to send to [NAME].  Your support will send an important message to the elected officials and regulators who will be reviewing the transaction.

Please don’t hesitate to get in touch if you have any questions about the attached letter or anything else related to the merger.

Sincerely,

[NAME]

[DATE]
[ADDRESS]

Dear [NAME]:

I am writing to express [my/BUSINESS NAME’s] enthusiastic support for the proposed merger of United Airlines and Continental Airlines.

The merger of United and Continental will create a financially stronger, sustainable airline that will be better able to succeed in an increasingly competitive domestic and international aviation industry.  The merger could allow us to build on our current relationship and become a stronger partner with the combined airline.  The combined airline’s increased financial strength is particularly good news for our company and our [XX] employees in [CITY/STATE].

United and Continental are well-suited to combine.  They have the most complementary route networks of any U.S. carriers and will offer convenient access to Asia, Europe, Latin America, Africa and the Middle East. From a cargo perspective, the combined carriers would generate far-ranging logistics options with more than 150 wide body, containerized aircraft. From the standpoint of [BUSINESS NAME], we see opportunities and efficiencies that would improve the way we do business with the merged airline.

This merger will take the partnership of United and Continental to the next level, and we want to be a part of their future success. I ask that you let Attorney General Holder and Transportation Secretary LaHood know of [BUSINESS NAME’s/our] support for the merger and hope you will support it, too.

Sincerely,
[NAME]

[DATE]
[ADDRESS]

Dear [NAME]:

I am writing to express my enthusiastic support for the proposed merger of United Airlines and Continental Airlines.

The merger of United and Continental will create a financially stronger, sustainable airline that will be better able to succeed in an increasingly competitive domestic and international aviation industry.  The merger could allow us to build on our current relationship and become a stronger partner with the combined airline.  The combined airline’s increased financial strength is particularly good news for our company and our [XX] employees in [CITY/STATE].

United and Continental are well-suited to combine.  They have the most complementary route networks of any U.S. carriers and will offer convenient access to Asia, Europe, Latin America, Africa and the Middle East.  The two companies have also worked together as members of the Star Alliance.  This merger will take their partnership to the next level, and we want to be a part of their future success.

I ask that you let Attorney General Holder and Transportation Secretary LaHood know of our support for the merger and hope you will support it, too.

Sincerely,
[NAME]